SOCIETE GENERALE
Corporate & Investment Banking

07023681

RECEIVED

2007 MAY 22 A 9:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Priority Mail

Governor Tipton
Managing Director
Deputy General Counsel

Tel. 212 278 6974
Fax. 212 278 7439
governor.tipton@sgcib.com

May 14, 2007

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Societe Generale (File No. 82-3501)

Dear Sirs:

The following documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press release, May 10, 2007 - - Announcement of Societe Generale's 1st Quarter 2007 financial results;

2. Press release, May 19, 2007 - - Societe Generale's Corporate & Investment Banking Division ranked first in Fixed Income research by *Euromoney* magazine;

3. Press Release, April 20, 2007 - - Societe Generale notes the recent market speculation on a potential strategic combination involving the company;

4. Press Release, April 19, 2007 - - Societe Generale announces acquisition of 75% of the capital of Banka Popullore in Albania;

5. Press Release, April 17, 2007 - - Societe Generale Group announces changes in the presentation of the results of its Corporate & Investment Banking Division;

6. Press Release, April 17, 2007 - - Societe Generale's Corporate & Investment Banking Division and Gulf One Investment Bank BSC (c) sign a cooperation agreement for financial advice in the energy and natural resources sectors;

dw 5/22

Societe Generale
LEGAL
1221 Avenue of the Americas
New York, NY 10020

7. Press Release, March 28, 2007 - - BFV-Societe Generale, a subsidiary of Societe Generale in Madagascar, is a founding shareholder with a 17% stake in AccèsBanque Madagascar S.A., a bank in Madagascar which specializes in microfinance;

8. Press Release, March 27, 2007 - - Societe Generale's Corporate & Investment Banking Division received sixteen industry awards in 2006 for its global project finance transactions;

9. Press Release, March 19, 2007 - - Societe Generale's Corporate & Investment Banking Division announces the reorganization of its Distribution & Trading group to support its new Fixed Income, Currencies and Commodities Division;

10. Press Release, March 6, 2007 - - Societe Generale announces plan to acquire Ohridska banka a.d., a universal bank in the Republic of Macedonia;

11. Press Release, March 6, 2007 - - Societe Generale's Corporate & Investment Banking Division was named "Derivatives Manager of the Year" by *Global Pensions* magazine;

12. Press Release, March 5, 2007 - - Societe Generale announced the opening by SOGECAP, its life insurance subsidiary, of a representative office in Beijing, China;

13. Press Release, March 5, 2007 - - Societe Generale announced two appointments in its Finance and Corporate Planning Division; and

14. Press Release, March 2, 2007 - - SGAM Alternative Investments wholly owned subsidiary of Societe Generale Asset Management S.A., has been ranked 2nd in the world for the management of synthetic CDOs.

Thank you.

Yours truly,

[signature]

Enclosures

cc: Jason Hoberman

SOCIETE GENERALE

Press release

May 10th, 2007

First quarter 2007: solid performances against a high first quarter 2006

- **Continued organic revenue growth: +5.0%* vs. Q1 06**
- **Low cost/income ratio: 61.2%**
- **Still low cost of risk: 26 bp**
- **Group net income: EUR 1,431 million (-1.9% vs. Q1 06)**
  - **Net income of core businesses: +7.2% vs. Q1 06**
- **Group ROE after tax: 24.4%**
- **Tier One ratio at 31/03/2007: 7.5%**

* When adjusted for changes in Group structure and at constant exchange rates.

PRESS RELATIONS

Hélène AGABRIEL
+33 (0)1 41 45 97 13

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77

Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86

Carole THILLOU
+33 (0)1 42 14 02 17

P.A.: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com

A French corporation with a share capital of EUR 576,780,702.50
552 120 222 RCS PARIS

At its meeting of May 9th, 2007, the Board of Directors of Société Générale approved the results for the first quarter of 2007. The core businesses improved their performances against a very high comparative base and the Group pursued its steady expansion.

1. GROUP CONSOLIDATED RESULTS

In EUR million	Q1 07	Q1 06	Change
Net banking income	**6,046**	**5,771**	**+4.8%**
On a like-for-like basis*			***+5.0%***
Operating expenses	**-3,698**	**-3,412**	**+8.4%**
On a like-for-like basis*			***+8.8%***
Gross operating income	**2,348**	**2,359**	**-0.5%**
On a like-for-like basis*			***-0.5%***
Operating income	**2,156**	**2,197**	**-1.9%**
On a like-for-like basis*			***-1.4%***
Net income	**1,431**	**1,459**	**-1.9%**

	Q1 07	Q1 06
Group ROE after tax	**24.4%**	**31.5%**
Business line ROE after tax	**32.7%**	**34.9%**

In the first quarter of 2007, the economic environment remained generally favourable, albeit more uncertain in the United States, particularly in the real estate sector. The outlook appears to be more promising in the euro zone, where economic activity is driven by investments and exports, particularly to emerging countries where the dynamic growth has shown no sign of abating.
Different expectations on both sides of the Atlantic have served to heighten the decoupling of monetary policies (in the United States, the Central Bank has abandoned its upward bias whereas in Europe, the Central Bank has raised its refinancing rate). This helped shore up the euro against the dollar during the quarter. The yield curve remains inverted in the United States and continues to flatten in Europe where the slope remains nevertheless slightly positive.
Events in the US real estate markets (defaults by some players in the subprime sector) led to a correction in the equities markets at the end of February. However, the correction was limited and indices ended the quarter at a level similar to that at end-2006. The commodities markets remained generally stable, albeit with a resumption in the uptrend towards the end of the quarter.

For Société Générale, Q1 06 constitutes a particularly high comparative base given the very strong performance of both Corporate and Investment Banking and the French Networks for that period. In particular, the French Networks enjoyed an exceptionally high level of new inflows in life insurance last year following changes in the taxation of PEL savings accounts. The Group renewed its strong performance in Q1 07, with generally stable results compared with Q1 06. Gross operating income came out at EUR 2,348 million (stable vs. Q1 06, -0.5%). Net income amounted to EUR 1,431 million, slightly down (-1.9%) linked to the Corporate Centre's lower contribution (EUR –20 million in Q1 07; EUR +106 million in Q1 06). The net income of the core businesses amounted to EUR 1,451 million, up +7.2% on Q1 06.

Net banking income

First quarter net banking income was up +5.0%* on a very high Q1 06 comparative base (+4.8% in absolute terms), at EUR 6,046 million. It was driven by revenue growth in all core businesses: the French Networks achieved higher revenues against the backdrop of stiffer competition; Corporate and Investment Banking posted very high revenues, up on Q1 06, while the growth drivers (Retail Banking outside France, Financial Services, Global Investment Management and Services) all experienced sustained growth.

Operating expenses

The increase in operating expenses (+8.8%* on Q1 06, +8.4% in absolute terms), reflects the Group's continued investment in all core businesses.

The Group's cost to income ratio remained at a low level (61.2% in Q1 07 vs. 59.1% in Q1 06).

Operating income

First quarter gross operating income amounted to EUR 2,348 million (-0.5%* vs. Q1 06). Gross operating income for the core businesses totalled EUR 2,326 million, up +4.5% on Q1 06.

The Group's cost of risk was once again low (26 bp of risk-weighted assets), due to both a continued favourable credit environment and factors specific to the Group: a policy of diversification of the businesses portfolio, improved risk management techniques and hedging of high-risk exposure. Corporate and Investment Banking recorded a new net provision reversal of EUR 29 million in Q1 07. Few new loans required provisioning and the flow of reversals continued on conclusively repaid debts.

The Group's operating income for Q1 07 totalled EUR 2,156 million (-1.4%* vs. Q1 06, -1.9% in absolute terms). Excluding the Corporate Centre, operating income was EUR 2,134 million (+3.8%* vs. Q1 06, +3.2% in absolute terms).

Net income

Net income after tax and minority interests (Group effective tax rate: 28.1%) amounted to EUR 1,431 million (-1.7%* vs. Q1 06, -1.9% in absolute terms). Group ROE after tax stood at 24.4% in Q1 07, (31.5% in Q1 06).

Earnings per share of EUR 3.26 in Q1 07 were down -7.9% on Q1 06. The decline was mainly due to the increase in the average number of shares in circulation following the capital increase in October 2006.

2. CAPITAL BASE

At March 31st, 2007, Group shareholders' equity amounted to EUR 30.3 billion[1]. Book value per share stood at EUR 66.3, including EUR 5.0 per share of unrealised capital gains. Risk-weighted assets rose by +13.2%* year-on-year (+14.0% in absolute terms), reflecting the Group's strong organic growth.
The Group bought back a substantial number of shares (5.5 million) in Q1 07. At end-March, it held 27.7 million treasury shares (i.e. 6.0% of its capital), excluding those held for trading purposes.

This resulted in a Tier One ratio of 7.5% at March 31st, 2007.

The Group is rated AA by S&P and Fitch, and Aa2 by Moody's. Société Générale is one of the best-rated banking groups.

[1] This figure includes (i) EUR 1.0 billion from the issue of deeply subordinated notes in January 2005, EUR 0.9 billion of undated subordinated notes and (ii) EUR 2.2 billion of unrealised capital gains.

3. RETAIL BANKING AND FINANCIAL SERVICES

French Networks

In EUR million	Q1 07	Q1 06	Change
Net banking income	**1,701**	**1,668**	**+2.0% [(a)]**
Operating expenses	**-1,122**	**-1,108**	**+1.3%**
Gross operating income	**579**	**560**	**+3.4%**
Net allocation to provisions	**-78**	**-61**	**+27.9%**
Operating income	**501**	**499**	**+0.4%**
Net income	**319**	**316**	**+0.9%**

	Q1 07	Q1 06
ROE after tax	**21.6%**	**23.0%**

(a) +2.3% excluding impact of changes in PEL/CEL provisions

The retail banking environment in France remained relatively favourable in the first quarter of 2007. However, two factors are worth highlighting:

- The continued soft landing of the housing loan market
- The continued outflow of funds, albeit at a slower rate than in Q1 06, from PEL savings accounts, as their remuneration has become less attractive as a result of changes in taxation.

Against this backdrop, the French Networks continued to put in a robust performance in Q1 07.

The number of sight accounts for **individual customers** rose +2.9% year-on-year (a net balance of +39,000 in Q1 07 vs. +38,300 in Q1 06). Outstanding sight deposits were up +3.3% on Q1 06 and the rise in short-term rates encouraged the inflow of funds into passbook accounts (+7.4%). The new Sustainable Development account (formerly Codevi), which benefited from an increase in its ceiling, saw its outstandings rise by +11.3%. However, PEL savings account outstandings experienced a further decline (-13.5% vs. Q1 06). New inflows in life insurance (EUR 2.9 billion), down on Q1 06 (EUR 3.3 billion) were still much higher than average quarterly inflows in 2005 and 2006 (EUR 2.0 billion and EUR 2.5 billion respectively). The proportion of new inflows invested in unit-linked policies rose to 35% (31% in Q1 06) compared with 27% for the market. Finally, new mortgage lending was down -4.9% on Q1 06, which represented another high comparative base for this activity.

Outstanding sight deposits for **business customers** were up +12.4% on Q1 06 reflecting a healthy cash situation. Outstanding investment loans rose by +17.1%, whereas operating loans remained stable. The joint venture business implemented in association with SG CIB for interest rate and foreign exchange hedging, equity capital operations for SMEs and financing for local authorities expanded substantially in Q1 07, with revenue growth for the Société Générale network up +43.5% on Q1 06.

From a financial perspective, the consolidated net banking income of the two networks[1] (Société Générale and Crédit du Nord) rose to EUR 1,701 million in the first quarter (+2.0% on Q1 06). If NBI is adjusted for changes in PEL/CEL provisions to give a more accurate reflection of underlying performance (EUR 26 million reversal in Q1 07 vs. a EUR 30 million reversal in Q1 06), revenue growth comes out at +2.3% vs. Q1 06.

Excluding the effect of the PEL/CEL provision, interest income was down -1.8% on Q1 06:

- In terms of loans, the decline in margins, especially in the individual customer segment, offset the impact of growth in outstanding credit (+12.6% between Q1 06 and Q1 07).
- In terms of deposits, the effect of the rise in regulated savings rates in August 2006 neutralised the volume effect and the positive impact of the gradual rise in long-term interest rates over the last 18 months.

Commission income was up +7.3% overall on Q1 06. Financial commissions increased by a moderate +1.4% due to the high comparative base arising from substantial new life insurance inflows in Q1 06. Service commissions were up more sharply (+9.8%), due in particular to the strong growth in areas such as payment methods for business customers or services provided by the joint ventures with SG CIB.

The increase in operating expenses was limited (+1.3% vs. Q1 06) and lower than the increase in revenues.

As a result, the cost to income ratio fell from 67.6% in Q1 06 to 67.0% in Q1 07 (excluding the effect of the PEL/CEL provision).

The net cost of risk was 29 basis points of risk-weighted assets (vs. 26 basis points in Q1 06). This level, which remains low, reflects the quality of the customer base in a favourable credit environment.

First quarter net income for the French Networks totalled EUR 319 million, up +0.9% on Q1 06. ROE after tax amounted to 21.6% (20.6% excluding the effect of the PEL/CEL provision) vs. 23.0% in Q1 06 (21.6% excluding the effect of the PEL/CEL provision).

[1] The revenue of the Société Générale Network does not include that of the Private Banking business in France, which is booked under the Global Investment Management & Services division.

Retail Banking outside France

In EUR million	Q1 07	Q1 06	Change
Net banking income	763	641	+19.0%
On a like-for-like basis			*+10.3%*
Operating expenses	-465	-378	+23.0%
On a like-for-like basis			*+12.9%*
Gross operating income	298	263	+13.3%
On a like-for-like basis			*+6.4%*
Net allocation to provisions	-58	-48	+20.8%
Operating income	240	215	+11.6%
On a like-for-like basis			*+3.3%*
Net income	144	111	+29.7%

	Q1 07	Q1 06
ROE after tax	33.9%	40.3%

This division's contribution to the Group's operating income now represents nearly half the contribution of the French Networks. Retail Banking outside France once again put in a strong sales performance in Q1 07: the number of individual customers was up by nearly 730,000 since end-March 2006 (at constant structure), or +12.1% year-on-year. The year-on-year increase in outstanding deposits and loans was +17.1%* and +41.5%* respectively for individual customers, and +15.4%* and +20.2%* for business customers.

In countries where the growth in banking activity looks set to continue at a steady pace, the division continued to actively pursue its policy of opening branches: it opened 418 branches (net balance) over one year and on a like-for-like basis, primarily in Romania (+268), but also in Russia (22), Morocco (17), Algeria (16) and Egypt (15). At the same time, the headcount rose by 3,000 (at constant structure), to cope with the expansion of the network. At end-March 2007, the division had a total of nearly 36,200 staff[1] and a network of 2,436 branches.

At the same time, the Group embarked on a number of targeted acquisitions aimed at enhancing its platform in Central and Eastern Europe: it took a majority stake in banks in Macedonia and Albania. Finally, the Group made a small investment in Mauritania.

The division's contribution to Group results is rising steadily: Q1 07 revenues were up +10.3%* on Q1 06[2] (+19.0% in absolute terms). This performance was achieved in the context of a more difficult environment in some Central and Eastern European countries, with existing credit restriction measures adversely affecting volume growth and margins.

Operating expenses rose by +12.9%* (+23.0% in absolute terms), reflecting the investment by the networks: excluding these costs, the increase would have been limited to +6.9%*.

[1] Excluding Rosbank (Russia).

[2] Changes in Group structure: consolidation of SGBB (Burkina Faso) and Bank Republic (Georgia) in Q1 07. Consolidation of 100% of Modra Pyramida (Czech Republic) since Q4 06. Consolidation of Splitska Banka (Croatia) in Q3 06.

As a result, first quarter gross operating income rose +6.4%* (+13.3% in absolute terms) to EUR 298 million[1]. The cost to income ratio stood at 60.9% (vs. 59.0% in Q1 06).

At EUR 58 million in Q1 07, the cost of risk remains moderate compared with risk-weighted assets, (54 basis points).

The division's net income was up +6.4%* (+29.7% in absolute terms) on Q1 06 at EUR 144 million.

ROE after tax came to 33.9% in Q1 07 (40.3% in Q1 06).

The division continued to implement cooperation agreements with Rosbank. This bank's results have been accounted for by the equity method since Q4 06 and therefore are not included in the division's operating income.

[1] The application of IFRS for Splitska Banka's entry into the consolidation scope (revaluation of the credit portfolio and recognition of an intangible asset) had a positive impact of EUR +4 million on Q1 07 GOI (EUR +11 million on NBI and EUR +7 million on operating expenses).

Financial Services

In EUR million	Q1 07	Q1 06	Change
Net banking income	680	592	+14.9%
On a like-for-like basis			*+13.1%*
Operating expenses	-367	-326	+12.6%
On a like-for-like basis			*+10.8%*
Gross operating income	313	266	+17.7%
On a like-for-like basis			*+15.8%*
Net allocation to provisions	-84	-66	+27.3%
Operating income	229	200	+14.5%
On a like-for-like basis			*+16.0%*
Net income	146	128	+14.1%

	Q1 07	Q1 06
ROE after tax	16.1%	16.3%

The Financial Services division comprises two main businesses: Specialised Financing and Life Insurance.

For several years, **Specialised Financing**[1] has been pursuing a strategy of organic growth and targeted acquisitions in countries with strong growth potential. It comprises four businesses: consumer credit, vendor and equipment finance, operational vehicle leasing and fleet management and IT asset leasing and management.

In Q1 07, 74% of NBI was generated abroad (vs. 72% in Q1 06), with 55% of total revenues derived from consumer credit and 45% from business customer services and financing.

In **consumer credit**, new lending was up +15.1%* on Q1 06. There was a continuing shift in the business portfolio, with faster development in countries with strong growth potential and higher new lending margins (NBI generated outside France, Italy and Germany therefore accounted for 31% of total NBI compared with only 14% of outstandings). Consumer credit growth was moderate in mature countries (new lending in France, Italy and Germany was up +3.5%*, while outstandings rose +12.1%*). New lending in countries with high potential produced much higher levels of growth (new lending +96.9%*, outstandings +86.5%*).

The significant increase in consumer credit revenues (+15.8%* vs. Q1 06) reflects the strong performance in all countries.

The external growth strategy led to a second acquisition in consumer credit during the quarter in Brazil, where the division now employs 2,200 people, giving it a solid platform for development.

SG Equipment Finance, the European leader in vendor and equipment finance saw new lending increase by +2.8%* (excluding factoring), even though growth in new lending was already

[1] Excluding insurance and banking services.

exceptionally strong in Q1 06 (+18.6% at constant structure). Business was affected by longer delivery times in the industrial equipment sector in Germany which has to contend with very sustained demand.

In operational vehicle leasing and fleet management, **ALD Automotive** continued to rapidly expand its fleet under management which rose to 687,000 vehicles at end-March 2007 (+12.0% on Q1 06 at constant structure). ALD Automotive continues to rank second in Europe in terms of fleet under management.

Total revenues in **Specialised Financing** rose by +11.5%* compared with Q1 06 (+13.8% in absolute terms). Operating expenses increased at a similar rate (+11.3%* and +13.4% in absolute terms), reflecting the continued investment in these activities' sales platforms. Gross operating income was up +11.9%* on Q1 06 (+14.4% in absolute terms).

The net cost of risk increased to 88 basis points (vs. 76 bp in Q1 06). This was due to the integration of new activities (EUR +8 million) and the growing share of consumer credit activities in the global portfolio, particularly in emerging countries.

After exceptionally high new inflows in 2006 due to fund transfers following changes in the taxation of PEL savings accounts, gross new inflows for **Life Insurance** were down -14.6%, with 34% of investments in unit-linked policies. Overall, first quarter revenues were up +19.8%* on Q1 06, driven by the increase in mathematical reserves.

Overall, **the Financial Services division** generated first quarter operating income up +16.0%* (+14.5% in absolute terms) at EUR 229 million. Net income totalled EUR 146 million, up +17.2%* (+14.1% in absolute terms) on Q1 06. ROE after tax came to 16.1%, vs.16.3% in Q1 06.

4. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	Q1 07	Q1 06	Change
Net banking income	919	769	+19.5%
On a like-for-like basis			*+13.8%*
Operating expenses	-649	-523	+24.1%
On a like-for-like basis			*+16.7%*
Operating income	269	243	+10.7%
On a like-for-like basis			*+8.4%*
Net income	176	155	+13.5%
o.w. Asset Management	82	85	*-3.5%*
Private Banking	53	43	*+23.3%*
SG SS & Online Savings	41	27	*+51.9%*

In EUR billion	Q1 07	Q1 06
Net new money over period	18.9	14.8
Assets under management (at end of period)	441	402

Global Investment Management and Services comprises asset management (Société Générale Asset Management), private banking (SG Private Banking), Société Générale Securities Services (SGSS) and online savings (Boursorama).

All the divisions put in a strong sales performance. Société Générale Asset Management (SGAM) and SG Private Banking enjoyed a very high level of net inflows (a total of EUR 18.9 billion in Q1 07 vs. EUR 14.8 billion in Q1 06). Assets under management amounted to EUR 441.4 billion[1] at end-March 2007. Assets under custody for institutional clients totalled EUR 2,448 billion at end-March 2007 (of which EUR 660 billion at 2S Banca), up 17.6%* year-on-year. Fimat increased its global market share in the main markets where it is a member, from 5.7% in Q1 06 to 7.7% in Q1 07 (12-month moving average), due not only to the integration of Cube Financial in 2006 but also the strong growth of its activities and its client portfolio.

The division's financial performance was generally satisfactory in Q1 07: compared with Q1 06, net banking income was up +13.8%* (+19.5% in absolute terms) at EUR 919 million, operating income rose +8.4%* (+10.7% in absolute terms) and net income totalled EUR 176 million, up +11.2%* (+13.5% in absolute terms).

Asset management

SGAM is present in all the main international financial markets with a comprehensive, innovative offering.

[1] This figure does not include assets held by customers of the French Networks (approximately EUR 115 billion with investable assets exceeding EUR 150,000) or assets managed by Lyxor Asset Management, whose results are consolidated in the Equity business (EUR 65 billion at March 31st, 2007).

SGAM saw strong net inflows in the first quarter of 2007 (EUR 16.9 billion vs. EUR 12.4 billion in Q1 06, or 19% of assets under management on an annualised basis). This performance was due mainly to the high level of inflows for money market and fixed income products, primarily CDOs, that are products whose margin is below the average for the range. SGAM managed a total of EUR 371.2 billion of assets at end-March 2007 vs. EUR 338.8 billion one year earlier.

Net banking for the quarter rose +5.9%* (+2.1% in absolute terms) compared with a particularly high comparative base in Q1 06. With fixed income and money market products accounting for a high proportion of inflows, the margin declined to 37 basis points in Q1 07 (compared with 38 basis points for 2006).

The increase in operating expenses (+14.6%*, +9.8% in absolute terms vs. Q1 06) is due to the increase in the headcount, continued commercial investment and the increase in performance-linked pay, especially in alternative management.

Gross operating income and net income were slightly lower than in Q1 06, down -5.9%* (-8.6% in absolute terms) and -1.2%* (-3.5% in absolute terms) respectively.

Private Banking

SG Private Banking continued with its fast pace of organic growth. Strong net inflows totalled EUR 2.0 billion in Q1 07 (or 12% of assets under management on an annualised basis). All geographical regions contributed to this good performance. Assets under management totalled EUR 70.2 billion at end-March 2007, vs. EUR 63.0 billion one year earlier.

Net banking income was up +17.9%* (+16.5% in absolute terms) on Q1 06. The very high gross margin of 111 basis points in the first quarter was significantly up on the margin rate for 2006 (103 basis points). This was due primarily to the increased share of commissions on the sale of structured and alternative management products in total revenues.

Operating expenses were up +16.8%* (+15.7% in absolute terms) on Q1 06, mainly related to recruitment and continued commercial and infrastructure investment in Europe and Asia.

Operating income rose +23.7%* (+21.7% in absolute terms) and net income was up +26.2%* (+23.3% in absolute terms) on Q1 06.

Société Générale Securities Services (SGSS) and online savings (Boursorama)

In a generally favourable environment for capital markets, SGSS experienced strong growth in sales volumes.

FIMAT confirmed its excellent positioning and strengthened its share of the global market[1] to 7.7% (12-month moving average).

The **Global Custodian subdivision** saw assets under custody increase by +17.6% at constant structure (+60.9% in absolute terms) year-on-year, to EUR 2,448 billion at end-March 2007.

Boursorama reinforced its position as a major player in online savings and brokerage in Europe. Online savings rose by +18.3%* year-on-year to EUR 4.3 billion at end-March 2007. The number of orders executed was stable (at constant structure) compared with the same period in 2006, when brokerage activity reached a record level.

---

[1] On the major markets of which FIMAT is a member.

First quarter net banking income for SGSS and Boursorama was up +20.4%* (+42.6% in absolute terms) on Q1 06.

Operating expenses were 18.2%* higher than in Q1 06 (+39.9% in absolute terms), due to recruitment, continued investment and the increase in performance-linked pay as a result of the growth of the business.

Operating income rose +32.6%* (+58.1% in absolute terms) and net income was up +25.9%* on Q1 06 (+51.9% in absolute terms).

5. CORPORATE AND INVESTMENT BANKING

*In EUR million***	Q1 07	Q1 06	Change
Net banking income	**1,947**	**1,879**	**+3.6%**
On a like-for-like basis			***+5.5%***
Financing and Advisory	**354**	**308**	**+14.9%**
Fixed Income, Currencies and Commodities	**525**	**543**	**-3.3%**
Equities	**1,068**	**1,028**	**+3.9%**
Operating expenses	**-1,081**	**-997**	**+8.4%**
On a like-for-like basis			***+10.2%***
Gross operating income	**866**	**882**	**-1.8%**
On a like-for-like basis			***+0.2%***
Net allocation to provisions	**29**	**19**	**+52.6%**
Operating income	**895**	**901**	**-0.7%**
On a like-for-like basis			***+1.8%***
Net income	**666**	**637**	**+4.6%**

	Q1 07	Q1 06
ROE after tax	**50.2%**	**53.8%**

** Excluding Cowen

For the first time this quarter, SG CIB's results are presented on the basis of the division's new organisation, which was implemented at the beginning of Q1 07. Société Générale now publishes a single income statement for SG CIB, with a breakdown of revenues for the three divisions, "Equities", "Fixed Income, Currencies and Commodities" and "Financing & Advisory". Historical comparable data have been adjusted and, moreover, are now presented excluding Cowen.

The market environment remained favourable in Q1 07, with generally sustained activity in corporate and investment banking's different market segments, notably equity and bond markets which enjoyed higher volumes and abundant liquidity. The crisis in the debt and equity market segments at end-February was due primarily to the deterioration in credit quality of certain players in the US real estate market operating in the subprime segment (SG CIB has very little exposure to this segment). It fuelled a temporary increase in market volatility, which nevertheless returned to historically low levels at the end of the quarter.

Net banking income for **Corporate and Investment Banking** totalled EUR 1,947 million, up +5.5%* (+3.6%** in absolute terms) on a high comparative base (record results recorded by SG CIB in Q1 06).

The **Equities** division enjoyed another very good quarter, with NBI of EUR 1,068 million, up +5.4%* (+3.9% in absolute terms) on a Q1 06 that represented a particularly high comparative base. All the activities contributed to this excellent performance, highlighting an even greater diversification of revenues than in Q1 06. Sales volumes were very sustained in both structured products (particularly

** Excluding Cowen. Cowen's Q1 06 NBI amounted to EUR 78 million.

for institutional customers) and flow products. SG CIB confirmed its leadership position in equity derivatives, notably in warrants where the Bank remains the world No. 1 with a market share of 18.4%[1].

Financing & Advisory revenues totalled EUR 354 million, up +16.8%* (+14.9% in absolute terms) on Q1 06. This includes EUR -8 million of mark-to-market on credit portfolio hedging (vs. EUR -52 million in Q1 06).

SG CIB confirmed its leadership position in the euro debt markets in the first quarter. It was ranked 4th for euro bond issues and 3rd for euro corporate bond issues. The structured finance activities achieved solid performances, particularly in acquisition and commodities financing.

The revenues of the **Fixed Income, Currencies and Commodities** arm were stable in Q1 07 at EUR 525 million (-0.8%* on Q1 06, -3.3% in absolute terms). The excellent contribution to revenues from credit structured products and flow products was underpinned by strong growth in Europe and Asia. The disappointing performance of commodity derivatives in the US energy trading business was partially offset by the strong results in metals activities. SG CIB continued to reinforce its position with customers across all the businesses of this arm, with several No. 1 rankings, particularly in "Credit research Investment grade" (Euromoney, Fixed income research poll, May 2007) and commodity and energy structured products (Commodities, February 2007).

Corporate and Investment Banking's operating expenses were up +10.2%* (+8.4% in absolute terms) on Q1 06. It continued to adopt a targeted investment policy to sustain future growth, resulting in a slightly higher increase in operating expenses than revenues. The cost to income ratio remained at a very low level, albeit slightly higher than in Q1 06 (55.5% vs. 53.1%).

The average VaR in Q1 07 stood at EUR 36.4 million vs. EUR 20.3 million in Q1 06 and EUR 25.1 million in Q4 06. The increase is due mainly to a mechanical effect due to changes in the method used to calculate the VaR for equities since January 1st, 2007[2].

The credit risk environment remained favourable, enabling Corporate and Investment Banking to book a net provision reversal of EUR 29 million in the first quarter (EUR 19 million reversal in Q1 06).

The Corporate and Investment Banking division made a substantial contribution to net income of EUR 666 million, up +7.4%* (+4.6% in absolute terms) on Q1 06.

The division once again posted a very high level of profitability, with ROE after tax of 50.2% in Q1 07 (vs. 53.8% in Q1 06).

---

[1] As at end-March 2007.

[2] In the historical simulation, variations observed in the volatility of each share are taken into account, replacing variations in index volatility.

6. CORPORATE CENTRE

The Corporate Centre recorded negative net income of EUR -20 million vs. EUR +106 million in Q1 06. The decline was due primarily to two factors:

- The decline in equity portfolio income, which amounted to EUR +99 million vs. EUR +132 million in Q1 06. At March 31st, 2007, the IFRS net book value of the industrial portfolio, excluding unrealised capital gains, stood at EUR 1.0 billion, representing market value of EUR 1.8 billion.
- The negative impact of the change in the mark-to-market on interest rate swaps used to hedge subsidiaries' equity instruments.

7. CONCLUSION

The first quarter of 2007 saw profitability remaining at a very high level despite substantial commercial investment. In accordance with the Group's strategy, the good performances at the growth drivers (which represented around one third of Group net income) and SG CIB helped offset the forecast slowdown in growth at the French Networks. Revenues in this division are nevertheless likely to increase in 2007, at a slightly faster rate than the growth in nominal French GDP, with the moderate increase in the division's costs expected to result in a further decline in the cost to income ratio.

Overall, after a year of very strong growth in results in 2006, we expect 2007 to remain in line with the financial objectives announced at the time of the capital increase in October 2006.

2007 financial communication calendar and events	
May 14th, 2007	**Annual General Meeting**
May 21st, 2007	**Dividend payment**
August 2nd, 2007	**Publication of second quarter 2007 results**
November 7th, 2007	**Publication of third quarter 2007 results**

SUPPLEMENT

CONSOLIDATED INCOME STATEMENT (in millions of euros)	First quarter 2007	2006	Change Q1/Q1	
Net banking income	6,046	5,771	+4.8%	+5.0%(*)
Operating expenses	(3,698)	(3,412)	+8.4%	+8.8%(*)
Gross operating income	**2,348**	**2,359**	**-0.5%**	**-0.5%(*)**
Net allocation to provisions	(192)	(162)	+18.5%	+10.8%(*)
Operating income	**2,156**	**2,197**	**-1.9%**	**-1.4%(*)**
Net income from other assets	24	34	-29.4%	
Net income from companies accounted for by the equity method	11	10	+10.0%	
Impairment losses on goodwill	0	0	NM	
Income tax	(613)	(637)	-3.8%	
Net income before minority interests	**1,578**	**1,604**	**-1.6%**	
o.w. minority interests	147	145	+1.4%	
Net income	**1,431**	**1,459**	**-1.9%**	
Annualised Group ROE after tax (%)	24.4%	31.5%		
Tier-one ratio at end of period	7.5%	7.7%		

(*) When adjusted for changes in Group structure and at constant exchange rates

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	First quarter 2007	2006	Change Q1/Q1
Retail Banking & Financial Services	**609**	**555**	**+9.7%**
o.w. French Networks	319	316	+0.9%
o.w. Retail Banking outside France	144	111	+29.7%
o.w. Financial Services	146	128	+14.1%
Global Investment Management & Services	**176**	**155**	**+13.5%**
o.w. Asset Management	82	85	-3.5%
o.w. Private Banking	53	43	+23.3%
o.w. SG SS + Online Savings	41	27	+51.9%
Corporate & Investment Banking	**666**	**643**	**+3.6%**
Corporate and Investment Banking (excluding Cowen)	666	637	+4.6%
CORE BUSINESSES	**1,451**	**1,353**	**+7.2%**
Corporate Centre	**(20)**	**106**	**NM**
GROUP	**1,431**	**1,459**	**-1.9%**

QUARTERLY RESULTS BY CORE BUSINESS

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Retail Banking & Financial Services												
Net banking income	2,545	2,579	2,633	2,904	2,901	2,991	2,966	3,165	3,144			
Operating expenses	-1,670	-1,685	-1,671	-1,807	-1,812	-1,806	-1,820	-1,946	-1,954			
Gross operating income	*875*	*894*	*962*	*1,097*	*1,089*	*1,185*	*1,146*	*1,219*	*1,190*			
Net allocation to provisions	-134	-143	-150	-187	-175	-184	-162	-242	-220			
Operating income	*741*	*751*	*812*	*910*	*914*	*1,001*	*984*	*977*	*970*			
Net income from other assets	8	-1	0	0	9	1	2	-1	23			
Net income from companies accounted for by the equity method	1	2	1	-7	3	1	0	-5	6			
Income tax	-248	-250	-268	-304	-298	-325	-318	-311	-313			
Net income before minority interests	*502*	*502*	*545*	*599*	*628*	*678*	*668*	*660*	*686*			
o.w. minority interests	61	63	63	63	73	75	72	78	77			
Net income	*441*	*439*	*482*	*536*	*555*	*603*	*596*	*582*	*609*			
Average allocated capital	8,376	8,688	8,972	9,358	9,744	10,130	10,458	10,865	11,226			
ROE after tax	21.1%	20.2%	21.5%	22.9%	22.8%	23.8%	22.8%	21.4%	21.7%			
o.w. French Networks												
Net banking income	1,520	1,486	1,532	1,651	1,668	1,695	1,644	1,694	1,701			
Operating expenses	-1,065	-1,055	-1,035	-1,057	-1,108	-1,071	-1,062	-1,113	-1,122			
Gross operating income	*455*	*431*	*497*	*594*	*560*	*624*	*582*	*581*	*579*			
Net allocation to provisions	-68	-67	-64	-83	-61	-71	-55	-87	-78			
Operating income	*387*	*364*	*433*	*511*	*499*	*553*	*527*	*494*	*501*			
Net income from other assets	0	1	0	1	0	2	1	2	3			
Net income from companies accounted for by the equity method	0	1	0	0	0	1	0	1	0			
Income tax	-135	-129	-151	-179	-170	-188	-181	-168	-172			
Net income before minority interests	*252*	*237*	*282*	*333*	*329*	*368*	*347*	*329*	*332*			
o.w. minority interests	12	11	11	11	13	14	12	13	13			
Net income	*240*	*226*	*271*	*322*	*316*	*354*	335	*316*	*319*			
Average allocated capital	4,854	5,013	5,147	5,321	5,493	5,646	5,699	5,744	5,896			
ROE after tax	19.8%	18.0%	21.1%	24.2%	23.0%	25.1%	23.5%	22.0%	21.6%			
o.w. Retail Banking outside France												
Net banking income	541	572	576	656	641	669	695	781	763			
Operating expenses	-327	-341	-349	-402	-378	-395	-415	-456	-465			
Gross operating income	*214*	*231*	*227*	*254*	*263*	*274*	*280*	*325*	*298*			
Net allocation to provisions	-28	-27	-29	-47	-48	-53	-47	-67	-58			
Operating income	*186*	*204*	*198*	*207*	*215*	*221*	*233*	*258*	*240*			
Net income from other assets	8	-2	0	-1	9	-1	1	-2	20			
Net income from companies accounted for by the equity method	1	1	1	1	2	3	2	4	8			
Income tax	-54	-57	-55	-58	-58	-58	-59	-67	-64			
Net income before minority interests	*141*	*146*	*144*	*149*	*168*	*165*	*177*	*193*	*204*			
o.w. minority interests	47	50	49	48	57	57	57	61	60			
Net income	*94*	*96*	*95*	*101*	*111*	*108*	*120*	*132*	*144*			
Average allocated capital	875	919	967	1,074	1,103	1,164	1,401	1,597	1,701			
ROE after tax	43.0%	41.8%	39.3%	37.6%	40.3%	37.1%	34.3%	33.1%	33.9%			
o.w. Financial Services												
Net banking income	484	521	525	597	592	627	627	690	680			
Operating expenses	-278	-289	-287	-348	-326	-340	-343	-377	-367			
Gross operating income	*206*	*232*	*238*	*249*	*266*	*287*	*284*	*313*	*313*			
Net allocation to provisions	-38	-49	-57	-57	-66	-60	-60	-88	-84			
Operating income	*168*	*183*	*181*	*192*	*200*	*227*	*224*	*225*	*229*			
Net income from other assets	0	0	0	0	0	0	0	-1	0			
Net income from companies accounted for by the equity method	0	0	0	-8	1	-3	-2	-10	-2			
Income tax	-59	-64	-62	-67	-70	-79	-78	-76	-77			
Net income before minority interests	*109*	*119*	*119*	*117*	*131*	*145*	*144*	*138*	*150*			
o.w. minority interests	2	2	3	4	3	4	3	4	4			
Net income	*107*	*117*	*116*	*113*	*128*	*141*	*141*	*134*	*146*			
Average allocated capital	2,647	2,756	2,858	2,963	3,148	3,320	3,358	3,524	3,629			
ROE after tax	16.2%	17.0%	16.2%	15.3%	16.3%	17.0%	16.8%	15.2%	16.1%			

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (Incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Global Investment Management & Services												
Net banking income	602	608	640	734	769	775	767	884	919			
Operating expenses	-415	-435	-455	-547	-523	-552	-564	-659	-649			
Gross operating income	*187*	*173*	*185*	*187*	*246*	*223*	*203*	*225*	*270*			
Net allocation to provisions	0	-1	-1	-4	-3	-1	-1	-3	-1			
Operating income	*187*	*172*	*184*	*183*	*243*	*222*	*202*	*222*	*269*			
Net income from other assets	0	0	0	0	0	0	0	-1	0			
Net income from companies accounted for by the equity method	0	0	0	0	1	-1	0	0	0			
Income tax	-58	-54	-56	-55	-75	-69	-65	-64	-83			
Net income before minority interests	*129*	*118*	*128*	*128*	*169*	*152*	*137*	*157*	*186*			
o.w. minority interests	12	9	11	11	14	10	5	9	10			
Net income	*117*	*109*	*117*	*117*	*155*	*142*	*132*	*148*	*176*			
Average allocated capital	810	917	930	919	1,019	1,052	1,074	1,197	1,239			
ROE after tax	57.8%	47.5%	50.3%	50.9%	60.8%	54.0%	49.2%	49.5%	56.8%			
o.w. Asset Management												
Net banking income	269	259	286	338	333	305	295	348	340			
Operating expenses	-154	-163	-178	-220	-193	-196	-186	-230	-212			
Gross operating income	*115*	*96*	*108*	*118*	*140*	*109*	*109*	*118*	*128*			
Net allocation to provisions	0	0	0	-2	0	0	0	1	0			
Operating income	*115*	*96*	*108*	*116*	*140*	*109*	*109*	*119*	*128*			
Net income from other assets	0	0	0	0	0	0	0	-1	0			
Net income from companies accounted for by the equity method	0	0	0	0	1	-1	0	0	0			
Income tax	-39	-33	-36	-39	-47	-38	-38	-39	-43			
Net income before minority interests	*76*	*63*	*72*	*77*	*94*	*70*	*71*	*79*	*85*			
o.w. minority interests	9	7	7	8	9	2	3	2	3			
Net income	*67*	*56*	*65*	*69*	*85*	*68*	*68*	*77*	*82*			
Average allocated capital	287	327	307	272	287	293	276	265	277			
ROE after tax	93.4%	68.5%	84.7%	101.5%	118.5%	92.8%	98.6%	116.2%	118.4%			
o.w. Private Banking												
Net banking income	127	129	135	149	164	164	156	174	191			
Operating expenses	-86	-90	-93	-107	-102	-106	-105	-121	-118			
Gross operating income	*41*	*39*	*42*	*42*	*62*	*58*	*51*	*53*	*73*			
Net allocation to provisions	0	0	-1	0	-2	0	-1	-1	0			
Operating income	*41*	*39*	*41*	*42*	*60*	*58*	*50*	*52*	*73*			
Net income from other assets	0	0	0	0	0	0	0	0	0			
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0			
Income tax	-9	-9	-7	-8	-14	-14	-12	-9	-17			
Net income before minority interests	*32*	*30*	*34*	*34*	*46*	*44*	*38*	*43*	*56*			
o.w. minority interests	2	2	2	2	3	3	2	4	3			
Net income	*30*	*28*	*32*	*32*	*43*	*41*	*36*	*39*	*53*			
Average allocated capital	283	316	329	340	376	386	372	377	396			
ROE after tax	42.4%	35.4%	38.9%	37.6%	45.7%	42.5%	38.7%	41.4%	53.5%			
o.w. SG SS & Online Savings												
Net banking income	206	220	219	247	272	306	316	362	388			
Operating expenses	-175	-182	-184	-220	-228	-250	-273	-308	-319			
Gross operating income	*31*	*38*	*35*	*27*	*44*	*56*	*43*	*54*	*69*			
Net allocation to provisions	0	-1	0	-2	-1	-1	0	-3	-1			
Operating income	*31*	*37*	*35*	*25*	*43*	*55*	*43*	*51*	*68*			
Net income from other assets	0	0	0	0	0	0	0	0	0			
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0			
Income tax	-10	-12	-13	-8	-14	-17	-15	-16	-23			
Net income before minority interests	*21*	*25*	*22*	*17*	*29*	*38*	*28*	*35*	*45*			
o.w. minority interests	1	0	2	1	2	5	0	3	4			
Net income	*20*	*25*	*20*	*16*	*27*	*33*	*28*	*32*	*41*			
Average allocated capital	240	274	294	307	356	373	426	555	566			
ROE after tax	33.3%	36.5%	27.2%	20.8%	30.3%	35.4%	26.3%	23.1%	29.0%			

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Corporate and Investment Banking												
Net banking income	1,550	1,233	1,496	1,418	1,957	1,832	1,521	1,688	1,947			
Operating expenses	-843	-784	-853	-840	-1,066	-1,063	-831	-930	-1,081			
Gross operating income	*707*	*449*	*643*	*578*	*891*	*769*	*690*	*758*	*866*			
Net allocation to provisions	47	22	32	44	19	35	23	16	29			
Operating income	*754*	*471*	*675*	*622*	*910*	*804*	*713*	*774*	*895*			
Net income from other assets	0	0	1	-12	23	1	4	2	1			
Net income from companies accounted for by the equity method	4	6	-5	17	6	6	8	4	6			
Impairment losses on goodwill	0	-13	0	0	0	0	0	0	0			
Income tax	-257	-115	-170	-126	-293	-219	-197	-193	-233			
Net income before minority interests	*501*	*349*	*501*	*501*	*646*	*592*	*528*	*587*	*669*			
o.w. minority interests	3	3	3	2	3	3	5	2	3			
Net income	*498*	*346*	*498*	*499*	*643*	*589*	*523*	*585*	*666*			
Average allocated capital	3,686	3,975	4,362	4,570	4,747	4,868	4,969	5,067	5,303			
ROE after tax	54.0%	34.8%	45.7%	43.7%	54.2%	48.4%	42.1%	46.2%	50.2%			
Corporate and Investment Banking (Excluding Cowen)												
Net income	1,494	1,195	1,441	1,359	1,879	1,776	1,517	1,688	1,947			
Financing and Advisory	*348*	*330*	*354*	*456*	*308*	*396*	*416*	*439*	*354*			
Fixed Income, Currencies and Commodities	*485*	*289*	*477*	*507*	*543*	*623*	*492*	*594*	*525*			
Equities	*661*	*576*	*610*	*396*	*1028*	*757*	*609*	*655*	*1068*			
Operating expenses	-791	-746	-794	-783	-997	-1,004	-824	-930	-1,081			
Gross operating income	*703*	*449*	*647*	*576*	*882*	*772*	*693*	*758*	*866*			
Net allocation to provisions	47	22	32	44	19	35	23	16	29			
Operating income	*750*	*471*	*679*	*620*	*901*	*807*	*716*	*774*	*895*			
Net income from other assets	0	0	1	-12	23	1	4	2	1			
Net income from companies accounted for by the equity method	4	6	-5	17	6	6	8	4	6			
Impairment losses on goodwill	0	-13	0	0	0	0	0	0	0			
Income tax	-256	-115	-171	-125	-290	-219	-199	-193	-233			
Net income before minority interests	*498*	*349*	*504*	*500*	*640*	*595*	*529*	*587*	*669*			
o.w. minority interests	3	3	3	2	3	3	5	2	3			
Net income	*495*	*346*	*501*	*498*	*637*	*592*	*524*	*585*	*666*			
Average allocated capital	3,677	3,965	4,353	4,561	4,738	4,860	4,963	5,065	5,303			
ROE after tax	53.8%	34.9%	46.0%	43.7%	53.8%	48.7%	42.2%	46.2%	50.2%			
Corporate Centre												
Net banking income	53	38	102	31	144	111	12	-66	36			
Operating expenses	-57	7	-37	-64	-11	-68	2	-54	-14			
Gross operating income	*-4*	*45*	*65*	*-33*	*133*	*43*	*14*	*-120*	*22*			
Net allocation to provisions	14	7	-1	7	-3	-2	6	-2	0			
Operating income	*10*	*52*	*64*	*-26*	*130*	*41*	*20*	*-122*	*22*			
Net income from other assets	158	0	-1	-5	2	2	-3	2	0			
Net income from companies accounted for by the equity method	0	0	0	0	0	-3	0	-2	-1			
Impairment losses on goodwill	0	0	0	-10	0	0	0	-18	0			
Income tax	56	52	11	52	29	-2	62	45	16			
Net income before minority interests	*224*	*104*	*74*	*11*	*161*	*38*	*79*	*-95*	*37*			
o.w. minority interests	61	46	49	54	55	58	61	41	57			
Net income	*163*	*58*	*25*	*-43*	*106*	*-20*	*18*	*-136*	*-20*			

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (Inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
GROUP												
Net banking income	4,750	4,458	4,871	5,087	5,771	5,709	5,266	5,671	6,046			
Operating expenses	-2,985	-2,897	-3,016	-3,258	-3,412	-3,489	-3,213	-3,589	-3,698			
Gross operating income	*1,765*	*1,561*	*1,855*	*1,829*	*2,359*	*2,220*	*2,053*	*2,082*	*2,348*			
Net allocation to provisions	*-73*	*-115*	*-120*	*-140*	*-162*	*-152*	*-134*	*-231*	*-192*			
Operating income	*1,692*	*1,446*	*1,735*	*1,689*	*2,197*	*2,068*	*1,919*	*1,851*	*2,156*			
Net income from other assets	*166*	*-1*	*0*	*-17*	*34*	*4*	*3*	*2*	*24*			
Net income from companies accounted for by the equity method	*5*	*8*	*-4*	*10*	*10*	*3*	*8*	*-3*	*11*			
Impairment losses on goodwill	*0*	*-13*	*0*	*-10*	*0*	*0*	*0*	*-18*	*0*			
Income tax	*-507*	*-367*	*-483*	*-433*	*-637*	*-615*	*-518*	*-523*	*-613*			
Net income before minority interests	*1,356*	*1,073*	*1,248*	*1,239*	*1,604*	*1,460*	*1,412*	*1,309*	*1,578*			
o.w. minority interests	*137*	*121*	*126*	*130*	*145*	*146*	*143*	*130*	*147*			
Net income	*1,219*	*952*	*1,122*	*1,109*	*1,459*	*1,314*	*1,269*	*1,179*	*1,431*			
Average allocated capital	15,771	16,412	17,083	17,759	18,437	19,454	20,482	22,054	23,268			
ROE after tax	30.8%	23.1%	26.1%	24.8%	31.5%	26.8%	24.6%	21.2%	24.4%			

Methodology

Group **ROE** is calculated on the basis of **average allocated capital**, i.e. Group shareholders' equity under IFRS excluding (i) unrealised capital gains or losses, or deferred capital gains or losses booked directly under shareholders' equity, (ii) deeply subordinated notes, (iii) undated subordinated notes recognised as shareholders' equity, and deducting (iv) interest to be paid to holders of deeply subordinated notes and of the restated, undated subordinated notes. The net income used to calculate ROE excludes interest, net of tax impact, to be paid to holders of deeply subordinated notes for the period and, as of 2006, to the holders of restated, undated subordinated notes (i.e. EUR 11 million in Q1 07 vs. EUR 8 million in Q1 06).

Earnings per share is the ratio of (i) net income for the period after deduction (as of 2005) of the interest, net of tax, to be paid to holders of deeply subordinated notes (EUR 7 million in Q1 06 and in Q1 07) and, as of 2006, the interest, net of tax, to be paid to holders of undated subordinated notes which were reclassified from debt to shareholders' equity (EUR 4 million for Q1 07 vs. EUR 1 million for Q1 06, (ii) the average number of shares outstanding excluding treasury shares, but taking into account (a) trading shares held by the Group, and (b) shares held under the liquidity contract. In accordance with IAS 33, historical data per share have been adjusted by a factor of 0.99336 (supplied by Euronext) following the detachment of the preferential subscription right to Société Générale shares for the capital increase in the fourth quarter of 2006.

Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 1 billion), undated subordinated notes previously recognised as debt (EUR 0.9 billion), and (ii) interest to be paid to holders of deeply subordinated notes and undated subordinated notes, but reinstating the book value of trading shares held by the Group and shares held under the liquidity contract. The number of shares used to calculate book value per share is the number outstanding at March 31st, 2006, excluding treasury shares but including (a) trading shares held by the Group and (b) shares held under the liquidity contract. In accordance with IAS 33, historical data per share have been adjusted by a factor of 0.99336 (supplied by Euronext) following the detachment of the preferential subscription right to Société Générale shares for the capital increase in the fourth quarter of 2006.

The figures provided for the first quarter of 2007 were prepared in accordance with the IFRSs adopted by the European Union at March 31st, 2007.
This financial information does not constitute a complete set of financial statements for an intermediary period, as defined by IAS 34 "Intermediary financial information". The management of Société Générale intends to publish a complete set of interim financial statements for the intermediary situation at June 30th, 2007.

SOCIETE GENERALE
Corporate & Investment Banking

Press Release

Paris, London, 9 May 2007

Société Générale Corporate & Investment Banking ranked First in Fixed Income Research in *Euromoney**

Société Générale Corporate & Investment Banking was voted first in Fixed Income research and in seven specific categories by institutional investor clients through *Euromoney* magazine's European Fixed Income Research Poll 2007, in particular in the "Overall Investment Grade Credit Research" and "Overall Fixed Income Trade Ideas" categories.

Within this poll, institutional investors recognized the bank's in-depth expertise in a number of fields:

#1 Investment Grade Credit Strategy Research
#1 Quantitative Credit Research & Modelling
#1 Investment grade sectors: Consumer & Services, Industrial and Telecom & Media
#1 Western European Sovereign Research
#1 Trade ideas in Investment Rate Products
#1 Trade ideas in Investment Grade Credit
#1 Trade ideas in Cross Asset Trade
2 Credit Derivatives
#2 Corporate & Financial Hybrids
#2 Best Trade Ideas in Inflation Products Strategy

These results see the bank move up from its 5th position in the same poll last year, and reflect Société Générale Corporate & Investment Banking's overall leadership in Fixed Income.

Expertise, added-value, excellence, independent publishing model, Cross asset approach and service to clients form the core of the bank's Credit, Forex and Interest Rate Research model.

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING

Melody Jeannin
Tel : +33 1 58 98 07 82
Melody.jeannin@sgcib.com

Russell Gerry
Tel: +44 20 7676 6801
Russell.gerry@sgcib.com

Contacts:

Benoit Hubaud, Head of Credit, Interest Rate and Forex Research Tel: + 33 1 42 13 61 08
Benoit.Hubaud@sgcib.com

Julie Holweck, Media Relations Tel.: + 33 1 42 13 34 37
Julie.Holweck@sgcib.com

Notes to Editors:

Euromoney is a leading monthly publication for the global banking, finance and capital markets. Its Research Polls recognise the best-performing research teams in financial institutions in every significant financial market and product sector.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, December 2006) and under management (EUR 422 billion, December 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking ranks third in the euro zone in terms of NBI. It is the bank of reference for:

- **Euro capital markets.** A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives.** A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance.** A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

SOCIETE
GENERALE

Press Release

Paris, 20 April 2007

Market rumours

Société Générale notes the recent market speculations on a potential strategic combination involving the company. Although Société Générale's policy is not to comment on market speculations, in the light of the share price movement and volumes, Société Générale indicates there are currently no negotiations with respect to such a transaction.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, December 2006) and under management (EUR 422 billion, December 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33(0)1 42 14 02 17
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 576,780,702,50
552 120 222 RCS PARIS

SOCIETE
GENERALE

Press Release

Paris, 19 April 2007

Société Générale acquires Banka Popullore in Albania

Société Générale announces the acquisition of 75% of the capital of Albania's Banka Popullore. The acquisition, signed on 18 April, is subject to the approval of the Albanian regulatory authorities.

Banka Popullore is a dynamic universal bank, founded in March 2004. Within 3 years, the bank created a significant network across Albania and attained a market share of 5%. Today, Banka Popullore offers services and products to 42,000 customers through a 30 branch network, and employs 280 persons. Its total assets reached 230 M€ at end 2006. Société Générale's know-how, technology, and international network will enable Banka Popullore to pursue its development.

The Albanian economy is performing well thanks to reforms launched a decade ago to open and liberalize its market economy. Since 2003, GDP growth has been around 6% p.a., while inflation is controlled at a low and stable rate around 3%. The country's banking system achieved very good performance in 2005, notably in the development of loans (+82%) and customer deposits (+16%), and enjoys strong prospects.

This acquisition is in line with the development strategy of Société Générale as one of the major players in universal banking in South Eastern Europe, where it has subsidiaries in Serbia, Montenegro, Croatia and Slovenia. With almost 1 million clients and 238 branches, this region will become the third largest franchise in Europe ex-France for Société Générale's International Retail Banking division, after the Czech Republic (Komercni Banka) and Romania (BRD).

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, December 2006) and under management (EUR 422 billion, December 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33(0)1 42 14 02 17
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 576,780,702,50
552 120 222 RCS PARIS

SOCIETE GENERALE

Press Release

Paris, 17 April 2007

Evolution of Société Générale Corporate & Investment Banking's financial disclosure

As of 1st January 2007, the Corporate and Investment Banking division of Société Générale group has put in place an enhanced organizational structure under its « Step Up 2010 » initiative with the objective of strengthening the client/solution approach and adapting to market changes (continued disintermediation and growth of European capital markets).

In this context, the Group has decided to change the presentation of Société Générale Corporate & Investment Banking's results in order to better mirror its new business organization. As of the first quarter 2007, Société Générale will publish for its Corporate & Investment Banking division a single income statement with a breakdown of revenues for the following activities :

- « **Financing & Advisory** » includes the full range of products and services for financing, debt and equity and advisory activities for companies, financial institutions & insurance companies, investment funds and public & sovereign issuers.
- « **Fixed income, Currencies and Commodities** », dedicated to investors, includes integrated financial engineering and a sales force covering both flow and structured products on fixed income, currencies and commodities.
- « **Equities** », also dedicated to investors, includes the full range of cash equity and equity derivatives products and services, as well as equity research.

The new financial communication aggregates generate the following changes in the breakdown of Société Générale Corporate & Investment Banking's Net Banking Income :

- Revenues formerly reported under « Corporate Banking and Fixed Income » will be split between « Financing & Advisory » and « Fixed income, Currencies and Commodities ».
- Revenues generated from equity origination / syndication and advisory activities, formerly reported under « Equity & Advisory » will be included in « Financing & Advisory ».

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33(0)1 42 14 02 17
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of
EUR 576,780,702.50
552 120 222 RCS PARIS

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, December 2006) and under management (EUR 422 billion, December 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com

FINANCIAL SUPPLEMENT (in millions of euros)

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Corporate and Investment Banking (excluding Cowen)								
Net banking income	1,494	1,195	1,441	1,359	1,879	1,776	1,517	1,688
o.w. Financing & Advisory	*348*	*330*	*354*	*456*	*308*	*396*	*416*	*439*
o.w. Fixed income, Currencies & Commodities	*485*	*289*	*477*	*507*	*543*	*623*	*492*	*594*
o.w. Equities	*661*	*576*	*610*	*396*	*1,028*	*757*	*609*	*655*
Operating expenses	-791	-746	-794	-783	-997	-1,004	-824	-930
Gross operating income	*703*	*449*	*647*	*576*	*882*	*772*	*693*	*758*
Net allocation to provisions	47	22	32	44	19	35	23	16
Operating income	*750*	*471*	*679*	*620*	*901*	*807*	*716*	*774*
Net income from other assets	0	0	1	-12	23	1	4	2
Net income from companies accounted for by the equity method	4	6	-5	17	6	6	8	4
Impairment losses on goodwill	0	-13	0	0	0	0	0	0
Income tax	-256	-115	-171	-125	-290	-219	-199	-193
Net income before minority interests	*498*	*349*	*504*	*500*	*640*	*595*	*529*	*587*
o.w. minority interests	3	3	3	2	3	3	5	2
Net income	*495*	*346*	*501*	*498*	*637*	*592*	*524*	*585*
Average allocated capital	*3,677*	*3,965*	*4,353*	*4,561*	*4,738*	*4,860*	*4,963*	*5,065*
ROE after tax	53.8%	34.9%	46.0%	43.7%	53.8%	48.7%	42.2%	46.2%

SOCIETE GENERALE
Corporate & Investment Banking

Gulf One Investment Bank

Press Release

London, Bahrain 17 April 2007

Société Générale Corporate & Investment Banking and Gulf One Investment Bank BSC(c) sign cooperation agreement for financial advice in the energy and natural resources sectors

Gulf One Investment Bank BSC (c) and Société Générale Corporate & Investment Banking signed on March 27, 2007 a Memorandum of Understanding under which they will cooperate in the provision of financial advice to companies in the energy and natural resource-related sectors seeking to raise project finance. This arrangement will be set up for companies in the Gulf Cooperation Council region, and thereafter in countries in the wider Middle East and North Africa region.

Robin Baker, Head of Project and Reserve Based Financing for the energy sector at Société Générale Corporate & Investment Banking said "as a leading international financial institution with expertise in global project finance advisory, we are pleased to work together with Gulf One's teams. With this cooperation, we will continue to bring value in the energy and natural resource-related sector".

Dr Nahed Taher, Founder and CEO of Gulf One Investment Bank, said: "We are pleased to have reached this agreement. Gulf One has a transparent policy of working in alliance with selective and expert partners, and we are confident this agreement will enable us, together with Société Générale, to deliver an exceptional range and quality of advisory services over the long term to our clients in the energy and natural resource-related industries in our priority markets."

Press contact for Société Générale Corporate & Investment Banking:
Emmanuelle Renaudat +33 1 42 13 97 85
emmanuelle.renaudat@sgcib.com

Press contact for Gulf One Investment Bank BSC (c):
Dr Nahed Taher + 96650 462 3781 // +9662 692 7764 Ext 7115 n.taher@gulf1bank.com
Ziyad Omar +973 3963 3591 // +973 1751 6561 z.omar@gulf1bank.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, December 2006) and under management (EUR 422 billion, December 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking ranks third in the euro zone in terms of NBI. It is the bank of reference for:

- **Euro capital markets**. A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives**. A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance**. A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

Gulf One Investment Bank BSC (c)
Gulf One, established in Bahrain in mid-2006 under a licence from the Central Bank of Bahrain, is committed to the provision of innovative investment banking services to natural resource and infrastructure-related enterprises and projects, focusing initially on the countries of the Gulf Cooperation Council ("GCC"), and thereafter on the countries of the wider Middle East and North Africa ("MENA"). Gulf One's principal lines of business include project and corporate advisory services, private equity, and infrastructure advisory and asset management.

To strengthen the range and quality of its services, Gulf One has adopted a policy of forming a limited number of strategic alliances with complementary first class regional and international sources of exceptional expertise.
www.gulf1bank.com

SOCIETE
GENERALE

Press Release

Paris, 28 March, 2007

Creation of AccèsBanque Madagascar : a bank specialised in microfinance

BFV-Société Générale, the Group's subsidiary in Madagascar, is a founding shareholder with a 17% stake in **AccèsBanque Madagascar SA**, the first bank on the island specialised in microfinance.

AccèsBanque Madagascar's mission is to develop financial products and services tailored to micro, small and medium-sized companies and, more broadly, to people who do not have access to the traditional banking system. It offers credit solutions with simple, transparent procedures, whose conditions are tailored to the profile of very small entrepreneurs. The bank's aim is to serve some 30,000 customers by 2011.

The purchase of this stake underlines Société Générale's involvement in the development of microfinance. Through its international retail banking network, the Group is an important actor in micro-credit. It currently finances around thirty institutions in fourteen countries and two French overseas territories, with an overall allocation of credit facilities of more than € 100 million.

As well, BFV-Société Générale is involved in a number of corporate citizenship initiatives: reforestation campaigns, the fight against AIDS and financing educational programmes for children who do not have access to schools. The bank has partnered with an association which supports small and medium-sized companies ("*Entreprendre à Madagascar*") and was selected by the government of Madagascar and the International Finance Corporation to implement a programme facilitating access to credit for small and medium-sized companies.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, December 2006) and under management (EUR 422 billion, December 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS SERVICE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistante : 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with a share capital of
576.780.702,50 EUR
552 120 222 RCS PARIS

SOCIETE GENERALE
Corporate & Investment Banking

Press Release

London, Paris, 27 March 2007

Société Générale Corporate & Investment Banking celebrates an award-winning project finance year

Société Générale Corporate & Investment Banking has been recognised as one of the leading players in the project finance market with a record number of top industry awards and rankings in 2006.

The bank received sixteen prestigious awards for its continued contribution to groundbreaking global project finance transactions.

In Natural Resources and Energy Finance, the bank received five *Project Finance Magazine* Deal of the Year awards:

- Global Deal of the Year: Saudi Ethylene Polyethylene Company (SEPC)
- Africa Oil & Gas Deal of the Year: Sonangol Sinopec International
- Asia Pacific LNG Deal of the Year: Tangguh LNG Project
- North America Ethanol Deal of the Year: Panda Hereford Ethanol
- North America Refinancing Deal of the Year: Sabine Pass LNG

Project Finance Magazine also awarded the bank for its excellence in Infrastructure & Asset Based Finance:

- Europe Transport Aviation Deal of the Year: Cyprus Airport
- Middle East LNG Deal of the Year: QGTC Nakilat
- Asia Pacific Transport Aviation Deal of the Year: Sydney Airport

An excellent year for the project finance team was further reflected in its positioning in *Infrastructure Journal's* annual league tables:

- 1st - Oil & Gas Mandated Lead Arranger
- 2nd - Oil & Gas Financial Adviser
- 1st - Justice Financial Adviser
- 2nd - Municipal PPP / PFI Mandated Lead Arranger

The bank also secured the *Infrastructure Journal* Oil & Gas Arranger of the Year and LNG Financial Advisor of the Year Awards.

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING

Melody Jeannin
Tel : +33 1 58 98 07 82
Melody.jeannin@sgcib.com

Emmanuelle Renaudat
Tel: +33 1 42 13 97 85
emmanuelle.renaudat@sgcib.com

SOCIETE GENERALE
A French corporation with share capital of EUR 576 780 702,50
552 120 222 RCS PARIS

This winning year was capped off by the *Project Finance International's* EMEA Petrochemical Deal of the Year award for the Saudi Ethylene Polyethylene Company transaction in addition to the EMEA Oil & Gas Deal of the Year award for Sonangol Sinopec International.

Robin Baker, Head of Project and Reserved Based Financing for the energy sector and Matthew Vickerstaff, Global Head of Infrastructure and Asset Based Finance said: "These awards reflect an outstanding contribution in project finance initiatives. Combining world class sector expertise and outstanding capital markets capabilities, Société Générale Corporate & Investment Banking is uniquely positioned to advise on the most innovative and complex projects around the world."

Press contact:

Emmanuelle Renaudat +33 1 42 13 97 85
emmanuelle.renaudat@sgcib.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, December 2006) and under management (EUR 422 billion, December 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking ranks third in the euro zone in terms of NBI. It is the bank of reference for:

- **Euro capital markets.** A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives.** a world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance.** A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

SOCIETE GENERALE
Corporate & Investment Banking

Communiqué de presse

London, Paris, March 19th

Société Générale Corporate & Investment Banking re-organises the Distribution & Trading group to support new Fixed-Income, Currencies and Commodities division.

Société Générale Corporate & Investment Banking announces the structure of its Fixed Income Distribution and Trading Group within the primarily investor focused Fixed Income, Currencies and Commodities division.

As previously announced, the Head of Distribution & Trading will be **Frederic Desclaux.**

In Europe **Rodolphe Sahel** will be his Deputy Head.

Raphael Geys will head the European Financial Institutions Distribution team which will cover both Credit (now including Loans alongside Bonds and Credit Derivatives) distribution and Interest Rates & Foreign Exchange distribution. In order to reinforce the client focus of the division, the distribution teams will be re-oriented along a regional coverage model.

Serge Topolanski will head the European Trading teams regrouping Cash and Derivatives products in Foreign Exchange, Interest Rates and Credit together into one team.

Claude Piana will head the distribution of these products to SMEs through the retail networks of Société Générale.

"The restructured Distribution & Trading group will offer a closer integrated products approach for our clients in Europe but also outside Europe via both voice and electronic channels. The integration of the Loan and Foreign Exchange products into our Fixed Income set-up brings together the whole range of services into one team and will enhance the satisfaction of our customers," said **Frederic Desclaux**, Head of Distribution and Trading.

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING
Astrid Brunini
Tel : +33 1 42 13 68 71
astrid.brunini@sgcib.com

Julie Holweck
Tel : +33 1 42 13 34 37
julie.holweck@sgcib.com

Emmanuelle Renaudat
Tel : +33 1 42 13 84 62
emmanuelle.renaudat@sgcib.com

SOCIETE GENERALE
Société Anonyme au capital de 576.780.702,50 EUR

552 120 222 RCS PARIS

SOCIETE GENERALE
Corporate & Investment Banking

Press contact :

Société Générale Corporate & Investment Banking

Astrid Brunini
astrid.brunini@sgcib.com Tel : + 33 1 42 13 68 71

Société Générale
Société Générale est l'un des tout premiers groupes de services financiers de la zone euro. Avec 120 000 personnes dans le monde, son activité se concentre autour de trois grands métiers :

- Réseaux de détail & Services financiers qui comptent plus de 22,5 millions de clients particuliers en France et à l'international.
- Gestions d'actifs & Services aux investisseurs, où le Groupe compte parmi les principales banques de la zone euro avec 2 262 milliards d'euros en conservation et 422 milliards d'euros sous gestion à fin décembre 2006.
- Banque de financement & d'investissement, Société Générale Corporate & Investment Banking se classe durablement parmi les leaders européens et mondiaux en marché de capitaux en euro, produits dérivés, et financements structurés.

Société Générale figure dans les cinq principaux indices internationaux de développement durable.
www.socgen.com

Société Générale Corporate & Investment Banking
Présent dans plus de 45 pays en Europe, Asie et sur le continent américain, Société Générale Corporate & Investment Banking est une banque de référence dans trois métiers fondamentaux :
- Marchés de capitaux en euros. Parmi les dix premières institutions financières sur les segments de dette et actions (émissions obligataires, titrisation, crédits syndiqués, convertibles et actions).
- Dérivés. Parmi les leaders mondiaux sur les dérivés actions et sur de nombreux produits dérivés de taux, crédit, change et matières premières.
- Financements structurés. Leader mondial pour les financements export, projets et matières premières structurées.

Associant innovation et qualité d'exécution, Société Générale Corporate & Investment Banking développe des solutions financières intégrées apportant de la valeur ajoutée aux grandes entreprises, institutions financières et investisseurs.
www.sgcib.com

SOCIETE GENERALE

Press Release

Paris, 6 March 2007

Société Générale announces planned acquisition of Ohridska banka

Société Générale has executed a Tender Agreement with a group of shareholders representing 53% of the capital of **Ohridska banka a.d.** In accordance with takeover rules in the Republic of Macedonia, Société Générale will now launch a tender offer for 100% of the capital of Ohridska banka with an offer price of 8 157,96 MKD (EUR 133.30) per share, for a total consideration of EUR 43 million.

The takeover bid will be successful if at least 51% of the regular shares of the Bank have been contributed to Société Générale by the shareholders of Ohridska Banka within the framework of this takeover offer. Detailed terms and conditions of the offer will be contained in the offer document to be published in accordance with the applicable takeover rules in the Republic of Macedonia.

Founded in 1994, Ohridska banka is one of the four leading universal banks in the Republic of Macedonia with market share of 6% in deposits and 5.4% in total assets as of 30 September 2006. The bank offers its products and services to 80,000 corporate and individual clients through its network of 13 branches and employs 183 persons. Its total assets reached EUR 143 M at the end of 2006.

The Republic of Macedonia's EU candidate status as well as rising foreign direct investment will boost growth potential in the years to come. Macroeconomic fundamentals are healthy: sound economic policies have ensured controlled inflation (3% in 2006) and steady GDP growth (4% on average since 2004).

This contemplated transaction is in line with the development strategy of Société Générale as one of the major players in universal banking in South-Eastern Europe. On the conclusion of this transaction, Ohridska banka would complement the existing regional coverage of Société Générale already present in Serbia, Montenegro, Croatia and Slovenia .

PRESS SERVICE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with a share capital of
EUR 576,780.702,50 Euros
552 120 222 RCS PARIS

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22.5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, 31 December, 2006) and under management (EUR 422 billion, 31 December, 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SOCIETE GENERALE
Corporate & Investment Banking

Press Release

Paris / London, 6 March 2007

Société Générale Corporate & Investment Banking wins Global Pensions "Derivatives Manager of the Year" Award

Société Générale Corporate & Investment Banking has been named Derivatives Manager of the Year by *Global Pensions* magazine.

The *Global Pensions* awards honor companies at the forefront of the investment universe. This win not only confirms Société Générale Corporate & Investment Banking's widely recognized excellence in equity derivatives but also the growing capacity to provide excellent solutions for pension fund clients across all categories of derivatives. "This award attests to the excellence of our experts' knowledge of liabilities, assets and balance sheet issues important to pension fund clients and our ability to create bespoke, cross-asset solutions," said Jean-Pierre Mustier, CEO, Société Générale Corporate & Investment Banking.

Derivatives are part of Société Générale Corporate & Investment Banking's three key areas of excellence alongside Euro Capital Markets and Structured Finance. Société Générale Corporate & Investment Banking is the world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.

Global Pensions magazine has a circulation of over 8000 readers worldwide and is aimed at pension schemes with over £500 million in assets under management. This year is the first year the magazine has awarded in the Derivatives Manager category.

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING
Astrid Brunini
Tel : +33 1 42 13 68 71
astrid.brunini@sgcib.com

Julie Holweck
Tel : +33 1 42 13 34 37
julie.holweck@sgcib.com

Emmanuelle Renaudat
Tel : + 33 1 42 13 97 85
emmanuelle.renaudat@sgcib.com

SOCIETE GENERALE
A French corporation with share capital of EUR 567.780.702,50
552 120 222 RCS PARIS

Press contacts:

Société Générale Corporate & Investment Banking

Ronald Oman - Equity Derivatives +33 1 58 98 21 91
ronald.oman@sgcib.com

Astrid Brunini – Global Derivatives +33 1 42 13 68 71
Astrid.brunini@sgcib.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22, 5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, December 2006) and under management (EUR 422 billion, December 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
Present in over 45 countries across Europe, the Americas and Asia, Société Générale Corporate & Investment Banking is a reference bank specialising in:

- Euro capital markets. A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
- Derivatives. Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance.

Combining innovation and quality of execution, Société Générale Corporate & Investment Banking provides corporates, financial institutions and investors with value-added integrated financial solutions.
www.sgcib.com

SOCIETE GENERALE

Press Release

5 March 2007

Société Générale enters Chinese Insurance Market

SOGECAP, the life insurance subsidiary of Société Générale group, today announced the opening of a representative office in Beijing, China. This is SOGECAP's first office in Asia and reinforces Société Générale's long-standing commitment to developing its financial services business in China.

As a foreign insurance company, SOGECAP is required by PRC regulations to have a representative office for two years before establishing a joint venture with a domestic company.

Pascal Bied-Charreton, SOGECAP's head of development, Asia, based in Beijing says: *"With a population of over 1.3 billion and reforming social welfare system, we see huge potential in China's insurance market. Our life savings products will aim to ensure that families in China have adequate savings for retirement and their children's education."*

SOGECAP, the 4th largest bancassureur in France, markets its insurance products across 10 European and Middle Eastern markets, offering a mix of individual life savings products, personal protection and group insurance related products. In China, SOGECAP plans to offer bancassurance products largely through the Société Générale group but also via domestic banks.

SOGECAP develops close relationships with its banking partners, integrating marketing, sales management, and IT processes, to deliver the best products and services to clients. This approach enhances the value that SOGECAP brings to both clients and its banking partners.

"As a first step, we will meet with domestic banks in identifying suitable channels for distribution of our products and opportunities for long term partnership. In addition, we plan to draw on the strength and deep local experience of the Société Générale group, by partnering with its business lines in China ", added Mr. Bied-Charreton.

Press contact:
Laurent Tison
Head of Communications, Asia-Pacific
Société Générale Corporate & Investment banking
Email: laurent.tison@sgcib.com
Tel: (852) 2166 4021

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 576,780,702,50
552 120 222 RCS PARIS

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22,5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, December 2006) and under management (EUR 422 billion, December 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SOGECAP

Life Insurer and Capitalisation company of the group Société Générale, SOGECAP employs 820 people of which 380 outside France. The company is ranked as 4th « bancassureur » and 5th life insurer in France. In 2006, the group SOGECAP had a premium income of 10 bn EUR (growth of 12%) and over 60 bn EUR assets under management.
www.sogecap.com

SOCIETE GENERALE

Press Release

Paris, 05 March 2007

Société Générale Group announces two appointments in the Finance and Corporate Planning Division

Previously Head of Investor Relations, **Didier Valet** has been named Head of Strategic Financial Management for Société Générale Group, effective 1 March 2007. **Patrick Sommelet** succeeds him as Head of Investor Relations.

Didier Valet (39) is a graduate of Ecole Polytechnique, ENSAE and SFAF. He worked for Banque Indosuez's research department for four years, specialising in the banking & insurance sector. In 1996, Didier joined Dresdner Kleinwort Benson as a research analyst covering the banking sector in France and the Benelux area. In 2000, Didier joined SG Corporate and Investment Banking as Head of the European Banking team in the Equity Research Department. In 2003 he was named Head of Investor Relations in the Finance and Corporate Planning Division.

Patrick Sommelet (38) is a graduate of Université Paris-Dauphine and holds an MBA from New York University. He began his career in 1993 at Crédit Commercial de France as a trader on money markets, then bond markets. In 1998, Patrick joined the financial institutions advisory team at Merrill Lynch International London, moving to the Paris office in 1999 as an associate in investment banking. Patrick joined Société Générale in 2001 in the Corporate Strategy department.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22.5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, 31 December, 2006) and under management (EUR 422 billion, 31 December, 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS SERVICE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with a share capital of
EUR 576,780.702,50 Euros
552 120 222 RCS PARIS

SOCIETE GENERALE
Asset Management

Press release

Paris, 2 March 2007

SGAM Alternative Investments ranked second worldwide for the management of synthetic CDOs

SGAM Alternative Investments (SGAM AI) has been ranked 2nd in the world for the management of synthetic CDOs ("Synthetic Collateralised Debt Obligations" or "CSO"), according to a report by Creditflux Data+ which appeared in January.

Steven Le Moing, Head of CDO & Securitization business at SGAM AI, comments: "Our position in synthetic CDO management is recognition of SGAM AI's expertise in quantitative analysis, financial engineering and modelling. Having been active on the synthetic CDO market since 2000, as an investor on behalf of our dynamic money market funds, we were able to capitalise on this experience from 2004 in order to manage our own CSOs and offer them to investors".

CSOs allow investors to obtain an indirect exposure to credit risk for a specified level of rating and return. These vehicles comprise a credit portfolio which is synthetically composed through the acquisition of CDSs ("Credit Default Swap"). This is redistributed to investors in the form of debt tranches, each one having a given rating and adapted to the desired risk profile.

Today, SGAM AI manages 8 CSOs and, following on from the successes of the last few years, plans a number of other transactions in 2007. In order to maintain its competitive edge, SGAM AI will continue to offer innovative structured credit products which perfectly correspond to the needs of investors.

The CSO activity is managed by SGAM AI Structured Asset Management, which makes use of extensive expertise and seeks permanent innovation through guaranteed structured products, structured credit products, securitization vehicles, index funds and active ETFs, as well as dynamic money market funds. The Structured Asset Management activity has €37.4 billion in assets under management and 126 staff in Paris, London, Tokyo and Hong Kong.

With this dominant position on CSOs, SGAM Group confirms its world leadership and its presence across the whole range of CDOs. SGAM's American subsidiary, The TCW Group, Inc., has been recognized as the world's largest cash-flow CDO manager by both Fitch Ratings and Standard & Poor's.

PRESS SERVICE
SOCIETE GENERALE - GIMS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joëlle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
Jolyon.barthorpe@sggims.com

GIMS/COM – Immeuble SGAM
170, place Henri Regnault
92043 Paris-La Défense cedex - France
Fax +33 (0)1 37 56 28 88

SOCIETE GENERALE
PRESS SERVICE
+33 (0)1 42 14 49 48
www.socgen.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22.5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone, with assets under custody of EUR 2 262 billion and under management of EUR 422 billion as at 31 December 2006.
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Societe Generale Asset Management is one of the world's leading asset managers with EUR 354bn in assets under management as 31 December 2006.
A subsidiary of the Société Générale Group, SGAM is a global player with a balanced and robust business model based on:

- its multi-center structure: 2,750 employees, including 650 managers and analysts, are located at the heart of the markets in Continental Europe and the United Kingdom, and major centers (each with 600 employees) in the United States and Asia;
- a business that covers all asset classes: equities, fixed income, balanced, and alternative investment where SGAM is among the leaders with € 60bn in assets under management;
- access to all types of investor: institutions, distributors, corporates and individuals, all of whom benefit from SGAM's leading edge expertise and a local service.

Thanks to cross-selling and a focus on quality and constant innovation, SGAM has developed value-added investment solutions tailored to clients' specific needs and which optimize performance and control risk.
Since 2000, SGAM has been rated AM2+ by Fitch Ratings, the top rating awarded to an asset management company for the whole of its international structure. For investors, this rating is a guarantee of the professionalism of SGAM's teams and the quality of its international organization.
www.sgam.com

SGAM Alternative Investments (SGAM AI) is a wholly-owned subsidiary of Societe Generale Asset Management. SGAM Alternative Investments has developed successfully by combining the processes of an active asset manager with a capital markets culture that combines innovation and risk management. With EUR 47.4bn in assets under management at 31 December 2006, 340 employees worldwide and the strategic and financial backing of Société Générale Group, SGAM Alternative Investments has become one of the leading global specialists in alternative investments. SGAM Group as a whole (SGAM AI, TCW and BAREP) manages EUR 60bn in alternative investments as at 31 December 2006.
Based in Paris, London, Tokyo and Hong Kong, **SGAM AI Structured Asset Management Group** manages EUR 37.4 billion though guaranteed structured products, structured credit products, index funds & ETFs and dynamic money market funds as at 31st December 2006.
www.sgam-ai.com

END